Mail Stop 3-09

							October 20, 2004


Daniel C. Montano
Chief Executive Officer
CardioVascular BioTherapeutics, Inc.
1700 West Horizon Ridge Parkway, Suite 100
Henderson, Nevada 89012

Re:	CardioVascular BioTherapeutics, Inc.
	Registration Statement on Form S-1
	File Number 333-119199

Dear Mr. Montano:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We note that you made a Regulation D filing on October 14, 2004. Please provide us with a legal analysis supporting your determination that the offering is not required to be integrated with this offering.

2. We note you plan to price your stock at $10 per share. We also note the amount registered in the registration fee table appears to be based on a share price greater than $10. Please explain why the proposed maximum aggregate offering price and registration fee are not based on $10. Additionally, given that you have set the offering price at $10, please complete the tables on the cover page and on page 61. We may have further comments if you revise your offering price.

3. We note your references to "Phase I/II" clinical trials throughout your filing. Please confirm that your Phase I/II trials are designed to meet all of the requirements of Phase II clinical trials. Specifically, we note that phase II trials typically involve administering the product under development to 100-300 participants and allow for the evaluation of the effectiveness of the drug and determine the short-term side effects and risks. Has the FDA agreed that your study is designed to meet the requirements of Phase II trials? If your study is not designed to meet all requirements of FDA approved Phase II clinical trials, then please delete the references to "Phase I/II" and replace the references with the term "Phase I" and explain that the trials are designated to provide information related to the effectiveness of your product candidate.

4. Please explain to us the methodologies being followed that you believe justify characterizing the trials as "Phase I/II." Which components of a Phase II trial are included?

5. Additionally, clarify whether the FDA reviewed the earlier trials conducted by Dr. Stegmann to determine the metabolism, pharmacologic effects and side effects associated with increasing doses.

Prospectus Inside Front Cover Page

6. Please remove the graphics on both the front and back inside front cover pages from your filing. The technology and level of detail in these images could cause investors to assume that your product has been approved and is already in use. If you plan to include any other graphics in your filing, please provide us proofs of them.

Table of Contents page

7. Please relocate the paragraph after the table of contents so it appears somewhere after the risk factors. It is not required by Item 502 of Regulation S-K.

Prospectus Summary, page 1

8. Your Summary discusses only the positive aspects of your business, product, prospects, and strategy. We further note that much of it focuses on your plans for Cardio Vascu-Grow, which is only in Phase I/II trials. Please balance the disclosure by discussing the difficulties your company faces and the hurdles you must overcome to achieve each of the strategy objectives listed. You should include, among other things, the fact that you have never earned any revenues and do not expect to become profitable for at least the next several years, the amount of your accumulated deficit, and the fact that only a small number of research and development programs ultimately result in commercially successful drugs (as stated in a risk factor on page
6).

9. Our understanding is that although the terms "cardiovascular disease" and "coronary artery disease" are sometimes used interchangeably, "cardiovascular disease" is technically a general description for several specific heart-related diseases, one of which is coronary artery disease.

* Unless you believe Cardio Vascu-Grow can potentially treat all cardiovascular diseases, you should revise the first sentence in the "Our Business" discussion and the entire "Our Target Market" discussion to refer only to the specific diseases you believe it can treat.
* You should also make it clearer in your Summary that the current Phase I/II trials address only coronary artery disease.
* We note the $170 billion figure mentioned in the "Our Target Market" discussion applies to "hospital costs, medical professional services and drug costs to treat cardiovascular disease." Please (a) replace this figure with a figure representing the market for only the specific diseases you believe your product can potentially treat,
(b) include only the "drug costs" portion of the market size since your product is a drug, and (c) state the market size for drugs treating coronary artery disease, which is the indication targeted by the current Phase I/II trials. Cite your sources for all of this information.

10. Please remove the discussion of the clinical trials in Germany from your Summary. Discussions of results from preliminary trials should be reserved for the Business section, where the results can be placed in context. In that regard, where you discuss these trials on page 33, please provide measurements for the control group as compared to the group actually receiving the medication, and disclose what statistical analysis was performed and the degree of statistical significance found as measured by the p-values obtained. Provide this information for each finding you mention.

Summary Financial Data, page 4

11. Please disclose the reasoning for presenting the pro forma basic and diluted loss per common share amounts and the adjustments made to arrive at the amounts. This comment also applies to Selected
Financial Data on page 23.

Risk Factors

12. If any participants in your clinical trials or the clinical trials conducted by Dr. Stegmann experienced any adverse side effects, please include a separate risk factor disclosing all adverse side effects.


We have a history of losses and expect to incur substantial losses
...., page 5

13. We note your statement that you believe your cash, cash equivalents and proceeds from this offering will be sufficient to last through the end of 2006. Please state whether this statement assumes the notes are converted to common stock. If it assumes the notes are converted to common stock, please indicate how long your cash, cash equivalents and proceeds are expected to last if the notes are not converted to common stock.

If we continue to incur operating losses for a period . . . , page 5

14. Please divide this risk factor into two risk factors: one addressing the consequences of not obtaining sufficient capital and the other addressing the negative consequences of obtaining capital, such as dilution. It may be appropriate to combine the second risk factor with "New investors will experience immediate and substantial dilution . . ." on page 15.

If we have to pay off our convertible notes . . . , page 6

15. Please disclose the amount of accrued and unpaid interest on the notes as of the most recent practicable date. To the extent you are able, update this amount with each amendment to your filing during the course of our review.

We may not receive regulatory approvals for Cardio Vascu-Grow, page 6

16. Please discuss your dependence on independent clinical investigators in a new, separate risk factor. If you are substantially dependent on any one investigator or on a small number of investigators, you should (a) identify the investigator(s), (b) file any written agreement you have with them, and (c) discuss the material terms of the agreement in your Business section.

17. Also, if you have actually experienced any of the difficulties you describe in this risk factor, please discuss the situation.

If we are unable to retain and recruit qualified scientists . . . , page 7

18. This risk factor, the risk factor that follows it, and the risk factor entitled "We have no marketing experience . . ." on page 9 seem to overlap. Please consolidate these risk factors, or revise them so it is clear they are addressing distinct risks.

19. Identify all employees you consider to be key.

20. We note your statement on page 38 that you have eight scientists under month-to-month contract and your statement on page 43 that you have a total of five employees. Are your scientists considered consultants? Are there any risks associated with their status as consultants? For example, do they devote all of their time to development activities related to your product candidate? Is there any risk that they may become unavailable or may go work for a competitor?

If we are unable to recruit and retain key personnel . . . , page 7

21. If you have experienced problems recruiting or retaining personnel, please revise to discuss the problems you have experienced. If there are any factors relating to your industry or your company that make recruiting or retaining employees particularly difficult, please revise to discuss these factors.

Prior activities of our Chief Executive Officer . . . , page 7

22. If Mr. Montano`s past has actually caused material harm to your business, for example by impeding your ability to form a needed business relationship, please discuss the situation.

23. Please disclose that Mr. Montano was subject to a cease and desist order and explain the consequences. Similarly, revise the discussion of Mr. Montano`s previous experience in the "Management" section.

24. Quantify the percentage of the voting that Mr. Montano controls.

Or principal executive officers, including our Chief Executive
Officer . . . , page 8

25. Please revise to state that the officers may not have sufficient time to devout to your operations and any other potential consequences.

Our relationship with Phage Biotechnology Corporation . . . , page 8

26. If the conflicts of interest discussed in this risk factor have materialized and caused harm to your business in the past, please discuss the situation. Also, disclose in the "Prospectus Summary" section the issues related to conflicts of interest.

27. Identify your officers and directors that hold voting control of 41.20% of Phage. Have these officers and directors entered into any voting agreements that require them to vote together? If they have, please include a discussion of these agreements.

We do not have manufacturing capability . . . , page 9

28. Please disclose when your supply agreement with Phage expires. Also, if Phage can terminate the agreement at will, disclose that fact.


We may encounter delays or difficulties in our Cardio Vascu-Grow . .
.. , page 10

29. Please move this risk factor so that it follows "We may not receive regulatory approvals for Cardio Vascu-Grow," which begins on page 6. As these two risk factors overlap somewhat, please eliminate any duplicative disclosure.

Cardio Vascu-Grow is our only drug product, page 11

30. Please move this risk factor so that it follows "If we have to pay off our convertible notes after this offering . . ." on page 6. Also, please consider combining this risk factor with "Because the development of Cardio Vascu-Grow . . ." on page 6.

If we fail to adequately protect our intellectual property rights
...., page 11

31. If you are aware of any parties infringing on your patents or if you are aware of any claims that you are infringing on the patents held by third parties, please revise to disclose this information.

Competition and technological change may make . . . , page 13

32. Please identify your principal competitors and the products that will compete with yours. State which phase of clinical development the competing products are in, or if they are already approved, so state.

Even if we receive FDA approval to market Cardio Vascu-Grow . . . , page 13

33. Please combine this risk factor with "If physicians and patients do not accept products for which we obtain marketing approval . . ." on page 10.

Our principal stockholders have significant voting power . . . , page
14

34. We note your statement that these stockholders plan to act together. Have these parties signed a voting agreement? If they have, please file the agreement as an exhibit to the registration statement and disclose this information in the registration statement.

Anti-takeover provisions in Delaware law could discourage a takeover, page 15

35. Please revise this risk factor heading and discussion to disclose that an additional consequence to investors is that the anti-takeover provisions may prevent or frustrate any attempt by shareholders to change the direction or management of the company.

New investors will experience immediate and substantial dilution . .
.. , page 15

36. Please revise this risk factor to explain that investors who purchase shares will:

* Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and
* Contribute ___% of the total amount to fund the company but will own only ___% of the outstanding share capital and ___% of the voting rights.

In selling our convertible notes, we may have violated . . . , page
15

37. Please briefly disclose why your counsel believes the availability of exemptions cannot be determined with legal certainty, and disclose your total potential liability if the securities sales were to be rescinded.

This is First Dunbar Securities` first initial public offering . . .
, page 16

38. We note that "First Dunbar`s limited experience may adversely affect the pricing of the offering and the liquidity of the common stock." Please revise this sentence so it more clearly explains the risk to investors. For example, are you saying the offering price might be too high, in which case it will be difficult for investors to earn a gain on the stock? How will First Dunbar`s limited experience affect the stock`s liquidity? Also, revise the heading for this risk factor so that it clearly identifies the risk being described.

Use of Proceeds, page 18

39. Please revise your use of proceeds discussion to include a dollar amount that you intend to allocate to each of the uses identified.

40. We note that you intend to allocate 61% of the proceeds for the on-going clinical trial. Please clarify if this is just the Phase I/II trial you discuss throughout your documents or if it includes the Phase III clinical trials you will perform after completion of the currently ongoing trial. Your discussion should identify what phases you anticipate you will be able to complete with the expected proceeds.

41. Please more specifically identify the research and development studies you expect to perform with these proceeds. For example, are you referring to the preclinical animal studies discussed on page 2?

42. We note your statement on page 24 that you expect to incur additional research and development expenses of approximately $13 million to $15 million relating to Cardio Vascu-Grow. This is significantly more than the proceeds you have allocated to research and development. Please revise to indicate what research and development activities you expect to be able to complete with the proceeds allocated to this use and what additional activities you will need to perform.

43. In a risk factor on page 15, you state that some convertible notes were originally issued as late as August 2004, and based on that risk factor it appears that those notes are the same ones you might be required to redeem with the proceeds from this offering. Therefore, you should disclose the notes` interest rate and describe the use of proceeds from the issuance of the notes. See Instruction 4 to Item 504 of Regulation S-K.

44. Please explain how you will allocate the proceeds from the offering if your note holders elect not to convert their notes and you are not able to raise additional funds within the next 18 months.

Capitalization, page 19

45. Please disclose why you believe the convertible preferred stock will be converted to common stock within 30 days of the offering.

46. The pro forma as adjusted increase in stockholders` deficit was $15.7 million on page 20. Please tell us why the increase does not approximate the expected net offering proceeds of $17.1 million.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 26

47. For periods presented, please quantify the effect of each of the causal factors that you cite for material changes in your financial statement amounts (i.e. Research and development expenses: due to an increase in clinical trial activity and research studies; General and administrative expenses: The increase resulted from an increase in travel, lab supplies, professional fees, office expenses, and payroll
.. . . ), as addressed in Financial Reporting Codification Section
501.04.

Liquidity and Capital Resources, page 27

48. Your analysis of cash flow activities merely recites information presented in the consolidated statements of cash flows. Please revise the discussion to explain the significant variations in the line items between the periods presented. See the SEC`s guidance regarding management`s discussion and analysis of financial condition and results of operations (Release No. 33-8350).

Business

49. Please revise all discussions of results of clinical trials to indicate whether the results are statistically significant.

50. Please revise to include a discussion of your agreement with Dr. Stegmann. The discussion should describe all the material terms of the agreement including:

* Amounts paid to date;
* Royalty provisions, including any minimum royalty provisions;
* Term and termination provisions; and
* Any other terms considered material.

51. Similarly, include in the "Business" section a discussion of the material terms of all of your material agreements. We note that many of them are discussed in the section titled "Related Party
Transaction" but they should also be discussed in the "Business" section.

Clinical Trials, page 34

52. We note you discuss "some of the early results disclosed by the University of Cincinnati Medical Center" pertaining to the ongoing Phase I/II clinical study. Please state how many patients these results from UCMC are based on, how long the patients at that site have been taking the drug, and that subsequent trials may not confirm these early results.

53. We note that you "anticipate that the final results from this FDA authorized Phase I/II clinical trial will be similar to the human results achieved in Dr. Stegmann`s first two human clinical trials in Germany in the late 1990s." Please disclose the basis for this expectation. For example, are the trials similar in terms of endpoints, number of patients, dosage, etc.?

54. Please remove from your filing the statements on pages 34 and 35 that you "could have permission to sell Cardio Vascu-Grow in the United States by mid-2007." Even though you include qualifying language, it is not appropriate to make predictions about the timing of FDA approval. On a related note, please disclose in your filing your basis for stating on page 35 that you "estimate approvals in Europe will take from 12 to 18 months, depending on the country," and discuss the process you will need to follow to obtain regulatory approval in Europe.

55. Please disclose whether you will need to obtain separate FDA approval for the catheter delivery method, or whether approval of the drug itself would also authorize this delivery method. If you will need separate approval, briefly describe the approval process. Will it consist of the typical three phases of clinical trials, or is there an abbreviated approval process for delivery methods?

56. Please revise to describe the nature of and material terms of your agreements with Catheter Disposable Technologies.


No-Option Heart Patients, page 36

57. We note you believe that the market for no-option heart patients in the U.S. is "significant every year." Please quantify the market size.

58. We note you plan to market your product to payors by emphasizing cost savings and profitability. This implies that your product will be less expensive than competing products. Please disclose in your filing the basis for this assertion.

Diffused Coronary Heart Disease, page 37

59. Your belief that a majority of the 12,900,000 patients with coronary heart disease also suffer from blockages of the smaller coronary vessels assumes that the only reason patients with coronary heart disease do not have open-heart by-pass surgery or a balloon angioplasty procedure is because they suffer from blockages of the smaller coronary vessels. Please revise to provide the basis for this assumption.

Peripheral Vascular Disease, page 37

60. In instances where you have cited to studies performed by others, please revise to indicate who performed these studies.

Manufacturing, page 38

61. If you are now aware of any issues with Phage`s manufacturing facility that would likely need to be corrected before commercial manufacture could begin, please discuss. A risk factor would also likely be appropriate if you know of any such issues.

Research and Development, page 38

62. With the exception of the first and last paragraphs, this discussion is duplicative with the information presented in the first paragraph of page 35 and on pages 36-38. Please consolidate these discussions so that all information about your R&D projects is presented in one succinct discussion.

63. In the "Nerve Injury and Regeneration" paragraph, you state that "Cardio Vascu-Grow has also been documented to promote the healing and growth of nerve cells." Please briefly describe the studies on which this statement is based. If the studies did not involve human subjects, state what the subjects were. We may have further comments.


Patents and Proprietary Technology, page 40

64. Please explain how you and Phage came to each own an undivided and half ownership interest in the patents necessary to develop and commercialize Cardio Vascu-Grow. For example, did you and Phage share the costs involved in obtaining the patent?

65. Please clarify what "technical development services" include.

66. Your payment arrangement with Phage is unclear. Based on your disclosure, it appears that you choose to pay Phage either 10% or 6% of the net sales price. If that is correct, discuss the circumstances under which you would elect to pay the 10%.

67. Please disclose when the expiration of "the last to expire of the applicable patent rights" currently is scheduled to occur. It appears from the "Intellectual Property Rights" that it is 2021.

68. Please disclose the termination provisions of the ownership and license agreement.

Employees and Other Personnel, page 43

69. We note you have five employees, three of whom are full-time. However, in the risk factor on page 8 entitled "Our principal executive officers, including our Chief Executive Officer . . . ," you identify three employees who are part-time. Thus, it would appear that a maximum of two employees could be full-time. Please reconcile.

Related Party Transactions, page 51

70. Please state whether each transaction described in this section was on terms as favorable as could have been obtained through unrelated parties.

71. We note your statement that you entered into transactions with each of the entities listed, which are affiliated with your CEO.
Please revise to describe the nature of the transactions into which you entered.

72. Please disclose whether you have a written agreement governing your sharing of expenses with Phage. If you do, please tell us which agreement it is and confirm that it is filed as an exhibit. If it has not been filed, please file it. Additionally, revise the discussion of this agreement to provide a more thorough discussion of how expenses are allocated.

73. Please describe the types of operating expenses that Phage shared with you.

74. Please disclose in this section how KBDC, with whom you have the Asia Distribution Agreement, is related to your company. We note from page 46 that Mr. Baik, a future director, is the CEO of KBDC.

75. It appears you have not filed any agreements with C.K. Capital International/C&K Capital Corporation, GHL, the consulting agreements with Dr. Stegmann and Dr. Premier, or the service agreement with the company controlled by Sergiy Buryak. Please file these agreements as exhibits with your next amendment, and discuss in the body of the filing any material terms that are not already disclosed.

76. Please identify the company controlled by Sergiy Buryak.

77. We note that some of the arrangements with related parties involved consulting services. Please revise to describe the nature of the consulting services.

Principal Stockholders, page 54

78. Please identify the natural persons who are the beneficial owners of the shares held by the control group.

79. Disclose whether the percentage of shares held after the offering contemplates conversion of the convertible notes.

Underwriting, page 60

80. Tell us whether any of the lead underwriters or any other broker-dealers who may participate in the syndicate will make offers or sales electronically. If so, tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

81. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the internet. If so, tell us who the party is and the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.

82. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

83. We note you intend to include a directed share offering as part of your public offering. Please advise us as to the procedures you will follow and how your directed share offering will be in compliance with Section 5 of the Securities Act of 1933 and Rule 134 of the Act. Also provide us with all material you will provide to the participants in the directed share offering prior to its use. We may have further comment.

84. We note that you plan to sell warrants "to the representatives of the underwriters or its designees." To the extent you know who the designees are, please identify them.

85. Additionally, it appears that you have an agreement with the underwriters to sell them these warrants. Please provide us with your analysis explaining why you believe it is appropriate to register the issuance of these warrants. As you have agreed to sell them to the representative of the underwriters or its designees, it appears to us that the offer was begun privately and should be completed privately. If that is the case, then we will permit you to register the resale of the warrants and the resale of the underlying common shares but not the primary issuance.

86. Please provide the information required by Item 508(b) of Regulation S-K with respect to C.K. Cooper & Company and First Dunbar Securities, as applicable.

87. Please provide us an analysis as to the applicability of NASD
Rule of Conduct 2720 and how First Dunbar and C.K. Cooper satisfy this rule.

Experts, page 63

88. Please ensure that the periods presented in the Experts section correspond with those noted in the Report of Independent Registered Public Accounting Firm.

Auditors` Report

89. We note that the auditors` report covers the period from inception through December 31, 2003. Please include a column on the financial statements for this time period.

Financial Statements

Statements of Stockholders` Deficit, page F-5

90. It does not appear appropriate that the December 31, 1998, 1999, and 2000 are labeled as unaudited, as the audit opinion states that the period from inception to December 31, 2003 was audited. Please advise or revise. In addition, please label all 2004 activity as unaudited.


Note 2 - Transactions and Contractual Relationships with affiliated Entities, page F-10

91. Please tell us what consideration was given to consolidating CPI. Please address FIN 46 and any other specific authoritative literature used in arriving at your conclusions.

Shared Expenses

92. Please expand your disclosure to identify which operating expenses are shared and what "appropriate cost drivers" are used in management`s allocation. Please address Staff Accounting Bulletin 1:B in your amended disclosure.

Note 3 - Summary of Significant Accounting Policies, page F-10

Research and Development Costs

93. Please increase your disclosure of your accounting policy for research and development costs to include the accounting policies for internal research and development expenditures and research and development services for which you have contracted. Such policy should specifically address the expense recognition of prepaid clinical trial expense. Supplementally tell us your accounting basis for deferring clinical trial expenses. Disclose the types of costs included in research and development. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Note 6 - Due to Affiliates, page F-16

94. Please disclose how this balance is generated and to what affiliates it is due.

Note 7 - Convertible Notes Payable, page F-17

95. On page F-13 you state that no convertible notes issued were issued with beneficial conversion features. Please provide the following disclosures for the convertible notes payable issuances in 2003 and 2004 (including the issuances discussed in Note 12):

* A discussion of the significant factors, assumptions, and methodologies used in determining the fair value of the common stock.
* The valuation alternative you selected and why you chose not to obtain contemporaneous valuations by valuation specialists at the date of issuance.
* Provide additional disclosure regarding the issuances dates of each series.

96. Please disclose the aggregate maturities of the convertible notes payable in accordance with SFAS No. 47.

Note 8 - Stockholders` Deficit, page F-19

97. Please tell us why an expected life of .25 to .75 years used in the Black-Scholes calculation to determine the fair value of stock options granted in the periods presented is reasonable. Consider additional disclosure in the filing.

98. Please provide the required warrant disclosures per SFAS no. 123 paragraph 46- 48 (similar to the option activity and table presented). Also, disclose the Black-Scholes assumptions used to calculate the fair value of warrants issued in the periods presented.

Note 9 - Related Party Transactions, page F-21

99. Please state the amounts of related party transactions on the face of the balance sheet and income statement in accordance with item 4-08(k) of Regulation S-X.

Note 11 - Commitments and Contingencies, page F-24

100. We note on page 15 that you may have a contingent liability for a rescission of convertible notes. It appears additional disclosure of the loss contingency and potential amount is required pursuant to SFAS 5.

Service Agreements, page F-25

101. It appears that you have not filed the 12/14/00 agreement that is discussed in the second paragraph of this section and 2001 agreement that is discussed in the fourth paragraph as exhibits nor disclosed the material terms of these agreements in the body of your filings. Please file these agreements as exhibits or explain why you believe you are not required to do so.

Item 15. Recent Sales of Unregistered Securities, page II-2

102. We note you state when the three sales were completed. Please also state when these offerings began.

Item 16. Exhibits and Financial Statement Schedules, page II-3

103. It appears that although the body of your filing mentions all of the agreements filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K, the material terms of several of these agreements are not disclosed. Please ensure that your amended filing discloses all such material terms. These discussions should include, as applicable:

* products/services to be provided and/or received under the agreement;
* payment provisions, including quantifying payments to date, aggregate potential milestone payments, and future annual payments;
* the existence of royalty provisions, and the amount of any minimum royalty payments;
* the existence of revenue sharing agreements;
* sublicensing rights;
* duration of the agreement;
* termination provisions, including consequences of early termination; and
* all other material rights and obligations of the parties to the agreement.

In your response letter, please tell us the page numbers where these descriptions are located.

Exhibit 5.1: Legal Opinion

104. Please revise the legal opinion to state the jurisdiction(s) to which counsel`s opinion pertains.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact James Peklenk at (202) 824-5343 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 824-5219, Suzanne Hayes at (202) 942-1789, or me at (202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	David R. Decker, Esq.
	Ronald Warner, Esq.
	Kristine Lefebvre, Esq.
	Lord Bissell & Brook, LLP
	300 South Grand Avenue
	Los Angeles, California 90071
Daniel C. Montano
CardioVascular BioTherapeutics, Inc.
October 20, 2004
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